Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2025

TEL-AVIV, Israel, Dec. 30, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported its unaudited interim consolidated financial results for the three and nine month periods ended September 30, 2025.

Financial Highlights

●	Total assets as of September 30, 2025 amounted to approximately €759.4 million, compared to total assets as of December 31, 2024 of approximately €677.3 million.

●	Revenues[1] for the three months ended September 30, 2025 were approximately €12.7 million, compared to revenues of approximately €12.3 million for the three months ended September 30, 2024. Revenues for the nine months ended September 30, 2025 were approximately €32.9 million, compared to revenues of approximately €31.8 million for the nine months ended September 30, 2024.

●	Profit for the three months ended September 30, 2025 was approximately €10.1 million, compared to profit of approximately €6.6 million for the three months ended September 30, 2024. Profit for the nine months ended September 30, 2025 was approximately €8.5 million, compared to profit of approximately €3.3 million for the nine months ended September 30, 2024.

●	EBITDA for the three months ended September 30, 2025 was approximately €22.1 million, compared to EBITDA of approximately €11 million for the three months ended September 30, 2024. EBITDA for the nine months ended September 30, 2025 was approximately €28.2 million, compared to EBITDA of approximately €17.6 million for the nine months ended September 30, 2024. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

Financial Overview for the Nine Months Ended September 30, 2025

●	Revenues[1] were approximately €32.9 million for the nine months ended September 30, 2025, compared to approximately €31.8 million for the nine months ended September 30, 2024. The increase in revenues mainly results from revenues generated from the Company’s 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively, and from the Company’s facilities in the USA that were connected to the grid during the second quarter of 2025. Such increase was partly offset by lower revenues from the Company’s Dutch biogas plants, one of which experienced a production issue related to the bacteria used by the plant that affected output in January and April 2025 and another facility whose output was adversely affected during the summer months due to high temperatures. In addition, revenues from the Talasol facility were slightly lower in the nine months ended September 30, 2025, due to damage caused by a fire event that occurred in July 2024, that has since been repaired and restored to nearly 97% output, though not yet fully recovered.

●	Operating expenses were approximately €14.4 million for the nine months ended September 30, 2025, compared to approximately €14.5 million for the nine months ended September 30, 2024. The decrease in operating expenses mainly results from lower costs in connection with the acquisition of feedstock by the Company’s Dutch biogas plants, partially offset by the achievement of preliminary acceptance certificate (PAC) of the Company’s 19.8 MW Italian solar facilities subsequent to September 30, 2024, upon which the Company commenced recording operating expenses of the solar facilities. Depreciation and amortization expenses were approximately €12.9 million for the nine months ended September 30, 2025, compared to approximately €12.3 million for the nine months ended September 30, 2024.

●	Project development costs were approximately €3.4 million for the nine months ended September 30, 2025, compared to approximately €3.3 million for the nine months ended September 30, 2024.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	General and administrative expenses were approximately €5.2 million for the nine months ended September 30, 2025, compared to approximately €4.7 million for the nine months ended September 30, 2024. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €17 million for the nine months ended September 30, 2025, compared to approximately €5.3 million for the nine months ended September 30, 2024. The increase in share of profits of equity accounted investee was mainly due to the recording of a gain on bargain purchase by Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), an equity accounted investee of the Company, in the amount of NIS 112.8 million (approximately €28.7 million based on the average EUR/USD exchange rate for the year 2025) in connection with the acquisition on July 22, 2025 of 15% of the outstanding share capital of Dorad Energy Ltd. (“Dorad”) by Ellomay Luzon Energy reflecting the excess of the net amount recognized at the acquisition date for the identifiable assets over the cost of the acquired Dorad shares.

●	Other income, net was approximately €1.3 million for the nine months ended September 30, 2025, compared to €2.9 for the nine months ended September 30, 2024. The other income recognized for the nine months ended September 30, 2025 is based on agreed compensation expected to be received from the EPC contractor of two of the Company’s USA solar facilities for loss of income due to delays in construction and the other income recognized for the nine months ended September 30, 2024 is based on compensation received from insurance in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets.

●	Financing expense, net was approximately €8.7 million for the nine months ended September 30, 2025, compared to financing expense, net of approximately €2 million for the nine months ended September 30, 2024. The change in financing expenses, net, was mainly attributable to lower income resulting from exchange rate differences that amounted to approximately €1.6 million for the nine months ended September 30, 2025, compared to approximately €5.2 million for the nine months ended September 30, 2024, an aggregate change of approximately €3.5 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 2.2% devaluation of the NIS against the euro during the nine months ended September 30, 2025, compared to 3.5% devaluation of the NIS against the euro during the nine months ended September 30, 2024. The increase in financing expense for the nine months ended September 30, 2025 was also attributable to an increase in financing expense of approximately €3.4 million in connection with derivatives and warrants for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase was partially offset by increased interest income on balances mainly deposited by the Company for short-term periods.

●	Tax benefit was approximately €1.8 million for the nine months ended September 30, 2025, compared to a tax benefit of approximately €0.1 million for the nine months ended September 30, 2024. The change is primarily attributable to the tax impact of the investment transaction with Clal Insurance Company Ltd. (“Clal”) in the Company’s 198 MW solar portfolio, which is expected to be fully offset through the utilization of current losses.

●	Profit for the nine months ended September 30, 2025 was approximately €8.5 million, compared to a profit of approximately €3.3 million for the nine months ended September 30, 2024.

●	Total other comprehensive loss was approximately €8.6 million for the nine months ended September 30, 2025, compared to total other comprehensive income of approximately €2.6 million for the nine months ended September 30, 2024. The change in total other comprehensive income (loss) is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and by changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive loss was approximately €0.1 million for the nine months ended September 30, 2025, compared to total comprehensive income of approximately €5.9 million for the nine months ended September 30, 2024.

●	Net cash provided by operating activities was approximately €8.5 million for the nine months ended September 30, 2025, compared to approximately €5.5 million for the nine months ended September 30, 2024. The increase in net cash provided by operating activities for the nine months ended September 30, 2025, is mainly due to income produced by the Company’s Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, three of the Company’s facilities in Texas USA that were connected to the grid and commenced commissioning tests in April 2024, and 2024 related subsidies that were paid to the Company’s Dutch biogas plants in 2025.

●	In September 2025, the Company received tax credits in respect of two facilities in the USA in an aggregate amount of approximately €10 million, which were presented as cash flows provided by financing activities.

CEO Review for the First Nine Months of 2025

In the first nine months, the Company’s revenues amounted to approximately €32.9 million, an increase of approximately 3% in revenues compared to the corresponding period last year. Cash provided by operating activities was approximately €8.5 million in the first nine months compared to approximately €5.5 million in the corresponding period last year. The EBITDA for the first nine months of 2025 was approximately €28.2 million, compared to approximately €17.6 million in the corresponding period last year.

In the first nine months of 2025, there was a significant advancement in the construction and connection to the grid of new projects, which are expected to contribute to a significant increase in the Company’s revenues during 2026.

In Italy – 38 MW solar (51% owned in partnership with Clal) are fully operating. The construction work on additional 160 MW solar (51% owned in partnership with Clal) has begun and construction is progressing as planned and is expected to finish by the end of 2026. The remainder of the portfolio developed by the Company (100% owned) is approximately 264 MW solar, of which 210 MW have reached Ready to Build status as of the date hereof and the rest are expected to receive permits in the near future. These 264 MW are scheduled to begin construction in the last quarter of 2026. The Company signed a power purchase agreement (PPA) with a leading European entity for the operating projects with an aggregate capacity of 38 MW and the Company intends to continue to execute PPAs for the remainder of the portfolio.

In the USA – The construction of the first 4 projects (49 MW) has been completed, three of them were connected to the grid at the end of the first half of 2025 and the fourth project will be connected in the near future. The Company has begun construction of the Hillsboro project (14 MW solar + two hours of battery storage). The Company is examining the possibility of entering into the construction of two additional projects that will fall within the current tax benefit framework. The regulatory changes and the uncertainty regarding tariff rates do not allow the Company to provide a forecast beyond what has been said, but the assumption is that the Company will find a way to continue developing and increasing the portfolio in the near future.

In the Netherlands – the license to increase production at the GGOT facility was received. Licenses to increase production at the two additional facilities are in advanced stages. The new regulation for the obligation to blend green gas with fossil gas will commence according to the law in January 2027 (a delay of one year), but the targets for the first year have increased. Agreements have been signed for the sale of green certificates issued under the new regulation at a price of approximately €1 per certificate. The blending obligation is expected to significantly increase the profitability of operations in the Netherlands at current production capacity. The expected increase in production capacity from 16 million cubic meters of gas per year to around 24 million cubic meters of gas per year is expected to add significantly beyond that.

In Israel – the Company is in negotiations with the Israeli Electricity Authority for compensation for delays and war damage to the Manara project. Ellomay Luzon (50% owned) exercised its right of refusal in connection with the Zorlu-Phoenix transaction for the sale of Dorad’s shares and acquired an additional 15% of Dorad’s shares so that its holdings in Dorad are currently 33.75%. Dorad notified of the approval of its board of directors to advance to financial closing of Dorad 2 and the intention is to try to reach financial closing by June 30, 2026.

Dorad finished the third quarter with a profit of approximately NIS 118.4 million, despite a decline of approximately 10% in the USD exchange rate, which caused an accounting expense during the period of approximately NIS 69 million on Dorad’s USD deposits. Dorad has future expenses in USD (gas purchases, operation and maintenance payments, construction of Dorad 2) that constitute a natural hedge for the USD deposits. Dorad is actively advancing the establishment of the Dorad 2 project (an expansion of the existing power station using an H-type turbine with a generation capacity of approximately 700 MWh).

In Spain – The Company’s development activity in Spain focuses on energy storage in batteries, whereby the process for obtaining license for Ellomay Solar (28 MWp for two hours of battery storage) is in advanced stages and is expected to be received in the coming months. In addition, the Company is advancing a battery storage project for Talasol (120 MWp). The high volatility in electricity prices in Spain stems from an excess of renewable energy during the transition seasons and causes damage to the stability of the grid. In the Company’s assessment, the solution is a significant increase in storage capacity, which is currently at very low levels in Spain.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 14 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid and additional 11 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the outcome of legal proceedings in connection with Dorad Energy Ltd., technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, inability to advance the expansion of Dorad, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, climate change, the impact of the continued military conflict between Russia and Ukraine, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Financial Position

	September 30,	December 31,	September 30,
	2025	2024	2025
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	49,288	41,134	57,856
Restricted cash	656	656	770
Intangible asset from green certificates	419	178	492
Trade and revenue receivables	5,461	5,393	6,410
Other receivables	15,212	15,341	17,856
Derivatives asset short-term	250	146	293
Other receivables - investment transaction	4,221	-	4,955
	75,507	62,848	88,632
Non-current assets
Investment in equity accounted investee	57,545	41,324	67,548
Advances on account of investments	-	547	-
Fixed assets	528,851	482,747	620,784
Right-of-use asset	41,579	34,315	48,807
Restricted cash and deposits	15,940	17,052	18,711
Deferred tax	11,276	9,039	13,236
Long-term receivables	16,212	13,411	19,030
Derivatives	12,534	15,974	14,713
	683,937	614,409	802,829
Total assets	759,444	677,257	891,461

Liabilities and Equity
Current liabilities
Short-term bank loans and current maturities of long-term bank loans	16,133	21,316	18,937
Current maturities of other long-term loans	3,666	5,866	4,303
Current maturities of debentures	12,013	35,706	14,101
Trade payables	11,995	8,856	14,080
Other payables	16,533	10,896	19,407
Current maturities of derivatives	237	1,875	278
Current maturities of lease liabilities	814	714	956
Warrants	2,507	1,446	2,943
	63,898	86,675	75,005
Non-current liabilities
Long-term lease liabilities	33,304	25,324	39,093
Long-term bank loans	243,627	245,866	285,978
Other long-term loans	42,788	30,448	50,226
Debentures	194,575	155,823	228,399
Deferred tax	2,621	2,609	3,077
Other long-term liabilities	8,186	939	9,609
Derivatives	1,353	288	1,588
	526,454	461,297	617,970
Total liabilities	590,352	547,972	692,975

Equity
Share capital	27,998	25,613	32,865
Share premium	96,568	86,271	113,355
Treasury shares	(1,736)	(1,736)	(2,038)
Transaction reserve with non-controlling interests	14,757	5,697	17,322
Reserves	6,764	14,338	7,940
Accumulated deficit	(1,123)	(11,561)	(1,318)
Total equity attributed to shareholders of the Company	143,228	118,622	168,126
Non-controlling interest	25,864	10,663	30,360
Total equity	169,092	129,285	198,486
Total liabilities and equity	759,444	677,257	891,461

*	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2025	2024	2025	2024	2024	2025
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Revenues	12,729	12,333	32,865	31,789	40,467	38,578
Operating expenses	(5,155)	(4,982)	(14,361)	(14,505)	(19,803)	(16,857)
Depreciation and amortization expenses	(4,362)	(4,111)	(12,850)	(12,342)	(15,887)	(15,084)
Gross profit	3,212	3,240	5,654	4,942	4,777	6,637

Project development costs	(511)	(1,030)	(3,381)	(3,311)	(4,101)	(3,969)
General and administrative expenses	(1,781)	(1,645)	(5,165)	(4,679)	(6,063)	(6,063)
Share of profits of equity accounted investee	16,999	3,486	17,011	5,295	11,062	19,968
Other income (expenses), net	(153)	2,885	1,278	2,885	3,409	1,500
Operating profit	17,766	6,936	15,397	5,132	9,084	18,073

Financing income	7,853	4,553	9,596	6,977	2,495	11,264
Financing income (expenses) in connection with derivatives and warrants, net	(1,037)	(90)	(599)	2,762	1,140	(703)
Financing expenses in connection with projects finance	(1,928)	(1,693)	(5,016)	(4,646)	(6,190)	(5,888)
Financing expenses in connection with debentures	(971)	(1,486)	(4,971)	(5,048)	(6,641)	(5,835)
Interest expenses on minority shareholder loan	(424)	(528)	(1,355)	(1,616)	(2,144)	(1,591)
Other financing expenses	(11,209)	(145)	(6,349)	(428)	(8,311)	(7,453)
Financing income (expenses), net	(7,716)	611	(8,694)	(1,999)	(19,651)	(10,206)

Profit before taxes on income	10,050	7,547	6,703	3,133	(10,567)	7,867
Tax benefit (taxes on income)	19	(916)	1,790	72	1,424	2,101
Profit (loss) for the period from continuing operations	10,069	6,631	8,493	3,205	(9,143)	9,968
Profit from discontinued operation (net of tax)	-	-	-	79	137	-
Profit (loss) for the period	10,069	6,631	8,493	3,284	(9,006)	9,968
Profit (loss) attributable to:
Owners of the Company	10,128	6,104	10,438	4,670	(6,524)	12,252
Non-controlling interests	(59)	527	(1,945)	(1,386)	(2,482)	(2,284)
Profit (loss) for the period	10,069	6,631	8,493	3,284	(9,006)	9,968
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	2,911	(4,719)	(6,137)	(5,152)	8,007	(7,204)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	-	-	255	255	-
Effective portion of change in fair value of cash flow hedges	(2,248)	286	386	9,412	5,631	453
Net change in fair value of cash flow hedges transferred to profit or loss	(539)	1,363	(2,821)	(1,921)	(813)	(3,312)
Total other comprehensive income (loss)	124	(3,070)	(8,572)	2,594	13,080	(10,063)

Total other comprehensive income (loss) attributable to:
Owners of the Company	1,281	(4,020)	(7,574)	(1,315)	10,039	(8,891)
Non-controlling interests	(1,157)	950	(998)	3,909	3,041	(1,172)
Total other comprehensive income (loss) for the period	124	(3,070)	(8,572)	2,594	13,080	(10,063)
Total comprehensive income (loss) for the period	10,193	3,561	(79)	5,878	4,074	(95)

Total comprehensive income (loss) attributable to:
Owners of the Company	11,409	2,084	2,864	3,355	3,515	3,361
Non-controlling interests	(1,216)	1,477	(2,943)	2,523	559	(3,456)
Total comprehensive income (loss) for the period	10,193	3,561	(79)	5,878	4,074	(95)

*	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US $ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (cont’d)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2025	2024	2025	2024	2024	2025
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$*
Basic profit (loss) per share	0.79	0.47	0.81	0.36	(0.51)	0.95
Diluted profit (loss) per share	0.79	0.47	0.81	0.36	(0.51)	0.95

Basic profit (loss) per share continuing operations	0.79	0.47	0.81	0.35	(0.52)	0.95
Diluted profit (loss) per share continuing operations	0.79	0.47	0.81	0.35	(0.52)	0.95

Basic profit per share discontinued operation	-	-	-	0.01	0.01	-
Diluted profit per share discontinued operation	-	-	-	0.01	0.01	-

*	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Retained earnings (accumulated Deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling interests	Total
	€ in thousands
For the nine months ended September 30, 2025 (unaudited):
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Profit for the period			10,438					10,438	(1,945)	8,493
Other comprehensive loss for the period				-	(6,220)	(1,354)		(7,574)	(998)	(8,572)
Total comprehensive loss for the period	-	-	10,438	-	(6,220)	(1,354)	-	2,864	(2,943)	(79)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	3	5	-	-	-	-	-	8	-	8
Issuance of ordinary shares	2,382	10,281	-	-	--	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	11	-	-	-	-	-	11	-	11
Balance as at September 30, 2025	27,998	96,568	(1,123)	(1,736)	2,226	4,538	14,757	143,228	25,864	169,092

For the nine months ended September 30, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Profit (loss) for the period	-	-	4,670	-	-	-	-	4,670	(1,386)	3,284
Other comprehensive income (loss) for the period	-	-	-	-	(4,762)	3,447	-	(1,315)	3,909	2,594
Total comprehensive income (loss) for the period	-	-	4,670	-	(4,762)	3,447	-	3,355	2,523	5,878
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	91	-	-	-	-	-	91	-	91
Balance as at September 30, 2024	25,613	86,250	(367)	(1,736)	(4,377)	7,361	5,697	118,441	12,627	131,068

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling interests	Total
	€ in thousands
For the year ended December 31, 2024 (audited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive income for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company						Non- controlling Interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling interests	Total
	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US$ 1.174)
For the nine months ended September 30, 2025 (unaudited):
Balance as at January 1, 2025	30,065	101,268	(13,570)	(2,038)	9,915	6,916	6,687	139,243	12,518	151,761
Profit for the period	-	-	12,252	-	-	-	-	12,252	(2,284)	9,968
Other comprehensive loss for the period	-	-	-	-	(7,301)	(1,590)	-	(8,891)	(1,172)	(10,063)
Total comprehensive loss for the period	-	-	12,252	-	(7,301)	(1,590)	-	3,361	(3,456)	(95)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	10,635	10,635	19,952	30,587
Options exercise	4	6	-	-	-	-	-	10	-	10
Issuance of ordinary shares	2,796	12,068	-	-	-	-	-	14,864	-	14,864
Issuance of capital note to non-controlling interest	-	-	-	-	-	-	-	-	1,346	1,346
Share-based payments	-	13	-	-	-	-	-	13	-	13
Balance as at September 30, 2025	32,865	113,355	(1,318)	(2,038)	2,614	5,326	17,322	168,126	30,360	198,486

Ellomay Capital Ltd. and its Subsidiaries
Unaudited Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2025	2024	2025	2024	2024	2025
	€ in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	10,069	6,631	8,493	3,284	(9,006)	9,968
Adjustments for:
Financing income (expenses), net	7,716	(611)	8,694	1,595	19,247	10,206
Profit (loss) from settlement of derivatives contract	-	(149)	-	50	316	-
Impairment losses on assets of disposal groups classified as held-for-sale	-	-	-	405	405	-
Depreciation and amortization	4,362	4,111	12,850	12,390	15,935	15,084
Share-based payment transactions	7	30	11	91	112	13
Share of profits of equity accounted investees	(16,999)	(3,486)	(17,011)	(5,295)	(11,062)	(19,968)
Change in trade receivables and other receivables	(1,083)	(4)	6,302	(3,218)	(8,824)	7,398
Change in other assets	469	871	(533)	876	3,770	(626)
Change in receivables from concessions project	-	-	-	793	793	-
Change in trade payables	(501)	554	2,177	(79)	(31)	2,555
Change in other payables	1,293	(2,052)	(3,517)	(293)	4,455	(4,128)
Income tax expense (tax benefit)	(19)	916	(1,790)	(77)	(1,429)	(2,101)
Income taxes refund (paid)	7	(133)	(20)	346	623	(23)
Interest received	878	226	2,222	1,932	2,537	2,608
Interest paid	(2,721)	(1,827)	(9,347)	(7,255)	(9,873)	(10,972)
	(6,591)	(1,554)	38	2,261	16,974	46
Net cash provided by operating activities	3,478	5,077	8,531	5,545	7,968	10,014

Cash flows from investing activities
Acquisition of fixed assets	(22,106)	(30,453)	(59,036)	(50,046)	(72,922)	(69,299)
Interest paid capitalized to fixed assets	(2,071)	(507)	(3,898)	(1,628)	(2,515)	(4,576)
Proceeds from sale of investments	-	-	-	9,267	9,267	-
Advances on account of investments	547	(109)	547	(163)	(163)	642
Proceeds from advances on account of investments	-	-	-	-	514	-
Proceeds from (investment in) settlement of derivatives, net	-	65	-	224	(316)	-
Proceeds from restricted cash, net	10,530	38	1,364	157	689	1,601
Proceeds from (investment in) short term deposit	-	79	-	(1,404)	1,004	-
Net cash used in investing activities	(13,100)	(30,887)	(61,023)	(43,593)	(64,442)	(71,632)

Cash flows from financing activities
Issuance of warrants	-	-	475	3,735	2,449	558
Cost associated with long-term loans	(1,445)	(545)	(2,502)	(2,011)	(2,567)	(2,937)
Proceeds from option exercise	8	-	8	-	-	9
Proceeds from private placement of shares	12,663	-	12,663	-	-	14,864
Sale of shares in subsidiaries to non-controlling interests	12,214	-	33,066	-	-	38,814
Payment of principal of lease liabilities	(279)	(179)	(731)	(665)	(2,941)	(858)
Proceeds from long and short-term loans	1,129	8,829	19,028	19,307	19,482	22,336
Repayment of long-term loans	(23,387)	(441)	(30,140)	(7,108)	(11,776)	(35,379)
Repayment of debentures	-	-	(35,691)	(35,845)	(35,845)	(41,895)
Proceeds from the sale of tax credits	10,160	-	10,160	-	-	11,926
Proceeds from issuance of debentures, net	-	11,966	56,729	57,756	74,159	66,591
Net cash provided by financing activities	11,063	19,630	63,065	35,169	42,961	74,029

Effect of exchange rate fluctuations on cash and cash equivalents	1,347	(1,408)	(2,419)	(220)	3,092	(2,840)
Increase (decrease) in cash and cash equivalents	2,788	(7,588)	8,154	(3,099)	(10,421)	9,571
Cash and cash equivalents at the beginning of the period	46,500	56,044	41,134	51,127	51,127	48,285
Cash from (used in) disposal groups classified as held-for-sale	-	-	-	428	428	-
Cash and cash equivalents at the end of the period	49,288	48,456	49,288	48,456	41,134	57,856

*	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd. and its Subsidiaries
Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel		Total
		Subsidized	28 MV						reportable		Total
	Solar	Plants	Solar	Talasol	Solar	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the nine months ended September 30, 2025
	€ in thousands

Revenues	3,801	2,233	1,171	14,800	542	10,318	50,016	-	82,881	(50,016)	32,865
Operating expenses	(404)	(394)	(533)	(3,604)	(342)	(9,085)	(37,276)	-	(51,638)	37,277	(14,361)
Depreciation expenses	(674)	(690)	(757)	(8,520)	(309)	(1,840)	(4,026)	-	(16,816)	3,966	(12,850)
Gross profit (loss)	2,723	1,149	(119)	2,676	(109)	(607)	8,714	-	14,427	(8,773)	5,654

Project development costs											(3,381)
General and administrative expenses											(5,165)
Share of profit of equity accounted investee											17,011
Other income, net											1,278
Operating profit											15,397
Financing income											9,596
Financing income in connection with derivatives and warrants, net											(599)
Financing expenses in connection with projects finance											(5,016)
Financing expenses in connection with debentures											(4,971)
Interest expenses on minority shareholder loan											(1,355)
Other financing expenses											(6,349)
Financing expenses, net											(8,694)
Profit before taxes on income											6,703

Segment assets as at September 30, 2025	118,581	12,962	18,919	215,474	72,331	30,083	114,738	191,501	774,589	(15,145)	759,444

Ellomay Capital Ltd. and its Subsidiaries
Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2025	2024	2025	2024	2024	2025
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit (loss) for the period	10,069	6,631	8,493	3,284	(9,006)	9,968
Financing (income) expenses, net	7,716	(611)	8,694	1,999	19,651	10,206
Taxes on income (Tax benefit)	(19)	916	(1,790)	(72)	(1,424)	(2,101)
Depreciation and amortization	4,362	4,111	12,850	12,342	15,887	15,084
EBITDA	22,128	11,047	28,247	17,553	25,108	33,157

*	Convenience translation into US$ (exchange rate as at September 30, 2025: euro 1 = US$ 1.174)

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 30, 2025, and below.

Net Financial Debt

As of September 30, 2025, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €164.1 million (consisting of approximately €310.72 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €213.43 million in connection with (i) the Series D Convertible Debentures issuance (in February 2021), (ii) the Series E Secured Debentures issuance (in February 2023), (iii) the Series F Debentures issuance (in January, April, August and November 2024) and (iv) the Series G Debentures issuance (in February 2025)), net of approximately €49.3 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €310.74 million of project finance and related hedging transactions of the Company’s subsidiaries). The Net Financial Debt and other information included in this disclosure do not include the private placement of Series G Debentures consummated in December 2025.

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.3 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[3]	The amount of the debentures provided above includes an amount of approximately €5.9 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at September 30, 2025 in the amount of approximately €0.9 million.

[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of September 30, 2025, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €160.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 50.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5 was 4.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended September 30, 2025:

For the four-quarter period ended September 30, 2025
Unaudited
€ in thousands
Profit for the period	7,268
Financing expenses, net	22,514
Taxes on income	(2,466)
Depreciation and amortization expenses	12,711
Share-based payments	4
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[6]	1,419
Adjusted EBITDA as defined the Series D Deed of Trust	41,450

[5]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[6]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding September 30, 2025. The Company records revenues and only direct expenses in connection with solar plants from the connection to the grid and until preliminary acceptance certificate (PAC). However, for the sake of caution, the Company included the expected fixed expenses in connection with solar plants that have not reached PAC yet in the calculation of the adjustment.

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of September 30, 2025, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €160.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 50.6%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 4.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended September 30, 2025:

For the four-quarter period ended September 30, 2025
Unaudited
€ in thousands
Profit for the period	7,268
Financing expenses, net	22,514
Taxes on income	(2,466)
Depreciation and amortization expenses	12,711
Share-based payments	4
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	1,419
Adjusted EBITDA as defined the Series E Deed of Trust	41,450

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), if any, which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of September 30, 2025, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €57.5 million (approximately NIS 223.3 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[8]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding September 30, 2025. The Company records revenues and only direct expenses in connection with solar plants from the connection to the grid and until preliminary acceptance certificate (PAC). However, for the sake of caution, the Company included the expected fixed expenses in connection with solar plants that have not reached PAC yet in the calculation of the adjustment.

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of September 30, 2025, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €159.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 50.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 4.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended September 30, 2025:

For the four-quarter period ended September 30, 2025
Unaudited
€ in thousands
Profit for the period	7,268
Financing expenses, net	22,514
Taxes on income	(2,466)
Depreciation and amortization expenses	12,711
Share-based payments	4
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	1,419
Adjusted EBITDA as defined the Series F Deed of Trust	41,450

[9]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[10]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding September 30, 2025. The Company records revenues and only direct expenses in connection with solar plants from the connection to the grid and until preliminary acceptance certificate (PAC). However, for the sake of caution, the Company included the expected fixed expenses in connection with solar plants that have not reached PAC yet in the calculation of the adjustment.

Ellomay Capital Ltd.
Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of September 30, 2025, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €159.6 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 50.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 4.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended September 30, 2025:

For the four-quarter period ended September 30, 2025
Unaudited
€ in thousands
Profit for the period	7,268
Financing expenses, net	22,514
Taxes on income	(2,466)
Depreciation and amortization expenses	12,711
Share-based payments	4
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	1,419
Adjusted EBITDA as defined the Series G Deed of Trust	41,450

[11]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[12]	The adjustment is based on the results of a solar plant in Italy and solar plants in the USA that were connected to the grid and commenced delivery of electricity to the grid during the four quarters preceding September 30, 2025. The Company records revenues and only direct expenses in connection with solar plants from the connection to the grid and until preliminary acceptance certificate (PAC). However, for the sake of caution, the Company included the expected fixed expenses in connection with solar plants that have not reached PAC yet in the calculation of the adjustment.